Exhibit 99.1

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Management - Property Valuation

LETTER OF INTENT

Joint Venture for Senior Care Facility Development and Operations

Date: August 19, 2025

Between:

●	OFA Group (“OFA”), a Cayman Island Limited Corporation

●	Next Investments LLC (“Next”), a California Limited Liability Company

1. PURPOSE AND INTENT

This Letter of Intent (“LOI”) sets forth the material preliminary terms, conditions, and binding commitments for the formation of a strategic joint venture (“JV”) between OFA and Next for the comprehensive development, design, construction, financing, and long-term operation of a state-of-the-art senior care facility (the “Project”) on real property to be contributed by Next, including all improvements, fixtures, and appurtenances thereto, located at 1817 S Park Ave, Alexandria, IN, 46001 (the “Property”). This LOI represents the parties’ mutual intent to proceed expeditiously toward the execution of definitive transaction documents and the successful completion of this transformative healthcare real estate development.

2. JOINT VENTURE STRUCTURE

2.1 Entity Formation

The parties shall jointly form a new special purpose limited liability company or other mutually acceptable legal entity structure (the “JV Entity”) organized under Indiana law, which shall serve as the exclusive vehicle to acquire, own, develop, finance, construct, operate, and maintain the Project. The JV Entity shall be established with comprehensive operating agreements designed to protect each party’s respective interests while facilitating efficient project execution and operational management.

2.2 Ownership Structure and Economic Interests

The membership interests, voting rights, and economic participation in the JV Entity shall be allocated as follows, reflecting each party’s respective contributions and ongoing commitments:

●	OFA: Sixty percent (60%) membership interest, voting rights, and economic participation

●	Next: Forty percent (40%) membership interest, voting rights, and economic participation

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All distributions, allocations of profits and losses, tax benefits, depreciation, and other economic incidents of ownership shall flow to the members in direct proportion to their respective ownership percentages unless otherwise specifically provided herein or in the definitive operating agreement.

2.3 Governance, Management and Control Structure

●	Board of Managers: The JV Entity shall be governed by a Board of Managers consisting of three (3) members, providing OFA with operational control while ensuring Next’s meaningful participation in strategic oversight

	○	OFA shall have the exclusive right to appoint two (2) board members, including the right to designate the Chairman of the Board

	○	Next shall have the right to appoint one (1) board member

●	Decision Making Authority: All major business decisions, strategic initiatives, capital expenditures exceeding $500,000, amendments to governing documents, and fundamental changes to business operations shall require majority board approval, with OFA maintaining controlling voting authority through its majority board representation

●	Operational Management Delegation: Next shall assume full day-to-day operational management responsibilities for the completed senior care facility, including but not limited to resident services, staffing, regulatory compliance, marketing, and routine maintenance, subject to board oversight and annual operating budget approval

3. CONTRIBUTIONS AND RESPONSIBILITIES

3.1 Next’s Material Contributions and Obligations

Next shall contribute and be fully responsible for the following material elements essential to the Project’s success:

●	Transfer of fee simple title to the Property, warranted to be free and clear of all liens, encumbrances, easements, restrictions, and defects that would materially impair the intended use as a senior care facility

●	Procurement and delivery of all necessary governmental permits, licenses, zoning approvals, variances, special use permits, and regulatory compliance documentation required for senior care facility development and operation

●	Comprehensive property insurance coverage including general liability, property casualty, and environmental protection, together with ongoing property maintenance, security, and tax obligations until formal construction commencement

●	All environmental remediation, if any, required to bring the Property to development-ready condition

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●	Utility connections, site access improvements, and any required off-site infrastructure enhancements

●	Upon substantial completion of construction, assume full operational responsibility for the senior care facility, including but not limited to resident care services, staffing and personnel management, regulatory compliance, healthcare licensing maintenance, marketing and resident acquisition, financial management, and all day-to-day operational activities necessary for successful facility operations

3.2 OFA’s Material Contributions and Obligations

OFA shall provide and be fully responsible for the following critical development and construction elements:

●	Complete architectural design, engineering services, planning, and all professional consulting services required for facility development, with OFA retaining sole and absolute discretion in the selection, engagement, and management of all architects, engineers, construction firms, designers, and professional consultants

●	Comprehensive construction management, general contracting services, subcontractor coordination, and quality control oversight throughout the construction process, with OFA having exclusive authority to select, contract with, and supervise all general contractors, subcontractors, suppliers, and construction-related service providers

●	Arrangement and provision of all construction financing, permanent financing, development funding, working capital, and any additional capital requirements for Project completion

●	Project development expertise, regulatory navigation, construction supervision, and overall project delivery management

●	All construction permits, building approvals, and compliance with applicable building codes and healthcare facility regulations

4. FINANCIAL TERMS AND ECONOMIC ARRANGEMENTS

4.1 Profit and Loss Distribution Framework

All net profits, operating losses, cash distributions, capital gains, tax benefits, depreciation allowances, and other economic benefits or burdens of the JV Entity shall be allocated, distributed, and shared between the parties in direct proportion to their respective ownership interests: sixty percent (60%) to OFA and forty percent (40%) to Next. Such allocations shall be made in accordance with applicable tax regulations and shall be reflected in annual Schedule K-1 distributions to each member.

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4.2 Capital Contribution Requirements and Valuation

Each party’s initial capital contributions (whether in cash, property, or services) shall be independently appraised and valued by a qualified MAI-certified real estate appraiser and/or certified public accounting firm acceptable to both parties. Any subsequent capital contribution requirements, whether for cost overruns, working capital needs, expansion, or other business purposes, shall be contributed by the members pro rata based on their respective ownership percentages, or as otherwise unanimously agreed by the Board of Managers. Failure to contribute required capital may result in dilution of the non-contributing member’s ownership interest.

4.3 Operating Expense Allocation and Cash Flow Management

All ongoing operating expenses, debt service obligations, insurance premiums, property taxes, maintenance costs, management fees, and administrative expenses shall be allocated and funded based on the parties’ respective ownership percentages unless otherwise specifically provided in the definitive operating agreement. The JV Entity shall maintain separate operating and capital reserve accounts, with quarterly financial reporting to all members and annual independent audited financial statements.

5. COMPREHENSIVE PROTECTIVE PROVISIONS FOR OFA

5.1 Management Failure and Default Remediation Clause

In the event that Next ceases to manage, operate, or provide services to the senior care facility for any reason whatsoever, including but not limited to material breach of management obligations, insolvency, bankruptcy, voluntary withdrawal, loss of required licenses, regulatory sanctions, or failure to maintain acceptable operational standards as determined by applicable healthcare regulations, OFA’s ownership interest in the JV Entity shall automatically and immediately increase to ninety percent (90%), with Next’s corresponding ownership interest automatically reducing to ten percent (10%). This ownership reallocation shall occur without additional consideration and shall be accompanied by OFA’s right to assume full operational control or engage alternative management services.

5.2 Comprehensive Right of First Refusal and Transfer Restrictions

OFA shall maintain a superior and irrevocable right of first refusal with respect to any proposed transfer, sale, assignment, pledge, hypothecation, or other disposition of Next’s ownership interest in the JV Entity, whether voluntary or involuntary, direct or indirect. Upon receipt of any bona fide third-party offer or indication of Next’s intent to transfer any portion of its interest, OFA shall have forty-five (45) days to elect to acquire such interest on identical terms and conditions. This right shall extend to transfers to affiliates, family members, or related entities, and shall include tag-along and drag-along provisions protecting OFA’s interests in any potential exit scenarios.

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5.3 Exclusive Naming Rights and Brand Control

OFA shall retain sole, absolute, and irrevocable discretion in selecting, determining, and modifying the legal name of the JV Entity, the trade name and brand identity of the senior care facility, all marketing materials, signage, and corporate identity elements. OFA’s naming rights shall extend to any successor entities, refinanced structures, or operational modifications throughout the entire term of the joint venture relationship.

5.4 Key Person Provisions and Management Continuity

Next shall designate and commit specific key management personnel whose continued active involvement and personal participation is deemed material and essential to the successful operation of the senior care facility. Such key persons shall include, at minimum, the general manager, director of nursing, and regional supervisor. The departure, disability, or unavailability of designated key persons without OFA’s prior written consent and the provision of suitable replacement personnel with equivalent qualifications and experience may trigger breach of contract provisions, monetary penalties, or OFA’s right to assume operational control.

6. DEVELOPMENT TIMELINE AND PERFORMANCE MILESTONES

6.1 Critical Path Milestones and Delivery Schedule

The parties acknowledge that time is of the essence in this development project and hereby commit to the following binding performance milestones and delivery schedule:

●	Property transfer, title clearance, and comprehensive due diligence completion: 30-60 days from LOI execution

●	Final architectural design, engineering plans, and permit application submission: 120-180 days from due diligence completion

●	Construction commencement and groundbreaking ceremony: 90-180 days from permit approval (depending on permit complexity and seasonal considerations)

●	Substantial completion of construction and receipt of certificate of occupancy: 18-24 months from construction commencement (typical for 60-120 bed senior care facility)

●	Facility operational readiness, licensing approval, and first resident occupancy: 90-120 days from substantial completion (includes staff hiring, training, state licensing inspections, and marketing ramp-up)

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Total Project Timeline: Approximately 2.5-3 years from LOI execution to full operational capacity

6.2 Performance Standards and Remedial Measures

Time is expressly declared to be of the essence for all performance obligations under this LOI and any subsequent definitive agreements. Material failure to achieve agreed milestones within the specified timeframes, subject only to force majeure events and other excusable delays as mutually agreed, may result in monetary penalties, liquidated damages, accelerated performance requirements, or termination rights favoring the non-defaulting party. Each party shall provide monthly progress reports and shall notify the other party immediately upon becoming aware of any circumstances that may cause delays in meeting established milestones.

6.3 Good Faith Escrow Deposit

Within ten (10) business days of the execution of this LOI, OFA shall deposit One Hundred Thousand Dollars ($100,000) in good faith into an independent escrow account established with a mutually acceptable title company or escrow agent. Such funds shall be held in escrow until the Property is development-ready and all necessary permits and approvals have been obtained for construction commencement. Upon satisfaction of these conditions, the escrow funds shall be released to OFA and may be applied toward Project development costs. If the transaction is terminated due to OFA’s material breach or voluntary withdrawal without cause, the escrow funds shall be forfeited to Next as liquidated damages.

7. COMPREHENSIVE DUE DILIGENCE AND CONDITIONS PRECEDENT

7.1 Extensive Property Due Diligence Investigation

OFA shall have sixty (60) calendar days from the execution of this LOI to complete comprehensive and satisfactory due diligence investigation of the Property, with all costs and expenses to be shared equally (50%/50%) between OFA and Next, including but not limited to the following critical areas of inquiry:

●	Phase I Environmental Site Assessment and, if recommended, Phase II Environmental Site Assessment including soil and groundwater testing for contamination, hazardous materials, and compliance with all applicable environmental regulations

●	Current ALTA survey prepared by licensed surveyor, including topographical analysis, boundary confirmation, easement identification, and encroachment verification

●	Complete title examination, title insurance commitment, and resolution of any title defects, liens, or encumbrances that would impair the intended use

●	Comprehensive zoning analysis, regulatory compliance verification, and confirmation of all required permits and approvals for senior care facility development and operation

●	Professional geotechnical investigation, soil bearing capacity analysis, and subsurface condition assessment

●	Independent market feasibility study and demographic analysis confirming demand for senior care services in the relevant market area

●	Review of existing leases, service contracts, and third-party agreements affecting the Property

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7.2 Mutual Financial and Operational Due Diligence

Both parties shall conduct comprehensive financial and operational due diligence on each other’s financial capacity, creditworthiness, operational capabilities, and ability to perform their respective obligations under this joint venture arrangement. Such due diligence shall include review of audited financial statements, credit reports, references from previous development or operational partners, regulatory compliance history, and verification of all required licenses and certifications necessary for each party’s performance of its obligations hereunder.

8. ADDITIONAL PROTECTIVE TERMS AND RESTRICTIVE COVENANTS

8.1 Comprehensive Non-Compete and Market Protection

During the entire term of the joint venture relationship and for a period of three (3) years following termination, dissolution, or any party’s exit from the JV Entity, neither party nor their respective affiliates, subsidiaries, officers, directors, or controlling persons shall directly or indirectly engage in, invest in, develop, operate, manage, or provide services to any competing senior care facility, assisted living facility, memory care facility, or related healthcare real estate development within a fifteen (15) mile radius of the Property without the express prior written consent of the other party. This restriction shall include prohibition against soliciting residents, employees, or referral sources from the JV Entity’s facility.

8.2 Strict Confidentiality and Trade Secret Protection

All proprietary information, financial data, business plans, operational procedures, resident information, marketing strategies, trade secrets, and confidential business information shared between the parties in connection with this joint venture shall remain strictly confidential and proprietary to the disclosing party. Neither party may disclose such information to any third parties, competitors, or other persons or entities without the express prior written consent of the disclosing party. This confidentiality obligation shall survive termination of this LOI and any subsequent definitive agreements and shall remain in effect in perpetuity.

8.3 Exclusive Dealing and Good Faith Negotiation

During the negotiation period established by this LOI and until execution of definitive joint venture agreements or earlier termination of this LOI, both parties agree to negotiate exclusively with each other regarding this Project and shall not pursue, negotiate, or enter into alternative arrangements, discussions, or agreements with any third parties concerning similar senior care facility development opportunities involving either party’s contributed assets or capabilities. Both parties covenant to negotiate all definitive agreements in good faith and to use their best commercial efforts to complete this transaction.

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9. DISPUTE RESOLUTION AND ENFORCEMENT MECHANISMS

Any and all disputes, controversies, claims, or disagreements arising out of, relating to, or in connection with this LOI, the contemplated joint venture transaction, the interpretation or enforcement of any provision hereof, or the breach, termination, or validity of this agreement shall be resolved exclusively through binding arbitration conducted under the Commercial Arbitration Rules of the American Arbitration Association. Such arbitration proceedings shall be conducted before a panel of three (3) arbitrators with demonstrated expertise in real estate development, healthcare facility operations, and joint venture disputes, with proceedings held in Los Angeles, California. The prevailing party in any such arbitration shall be entitled to recover all reasonable attorneys’ fees, costs, and expenses incurred in connection with such proceedings. Any arbitration award shall be final, binding, and enforceable in any court of competent jurisdiction.

10. DEFINITIVE DOCUMENTATION AND TRANSACTION STRUCTURE

This LOI shall serve as the foundational framework and binding commitment for negotiating, drafting, and executing comprehensive definitive joint venture agreements and related transaction documents, including but not limited to the following essential agreements and instruments:

●	Comprehensive Operating Agreement or Limited Liability Company Agreement governing the JV Entity’s formation, governance, operations, and member rights and obligations

●	Property Contribution Agreement detailing the transfer of real property interests, warranties, representations, and closing conditions

●	Development and Construction Agreement establishing construction responsibilities, performance standards, change order procedures, and completion requirements

●	Professional Management Agreement defining operational responsibilities, performance metrics, compensation, and termination provisions

●	Financing and Security Agreements including construction loans, permanent financing, guaranties, and related security instruments

●	Insurance and Indemnification Agreement addressing comprehensive risk allocation, liability protection, and insurance coverage requirements

●	Regulatory Compliance Agreement ensuring adherence to all applicable healthcare licensing, zoning, and operational requirements

11. BINDING NATURE, ENFORCEABILITY, AND LEGAL EFFECT

While this LOI contemplates and anticipates the negotiation and execution of comprehensive definitive agreements containing additional detailed terms and conditions, the parties expressly acknowledge and agree that certain material provisions contained herein, including but not limited to confidentiality obligations, exclusivity commitments, good faith negotiation requirements, due diligence procedures, and performance milestone deadlines, are immediately binding, legally enforceable, and create actionable legal obligations upon execution of this LOI. The parties further acknowledge that this LOI creates legally binding commitments that may be enforced through specific performance, injunctive relief, monetary damages, or other appropriate legal and equitable remedies.

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12. TERM, RENEWAL, AND TERMINATION PROVISIONS

This LOI shall remain in full force and effect for a period of one hundred twenty (120) days from the date of execution by both parties, unless extended by mutual written agreement of the parties or terminated earlier upon the occurrence of a material breach by either party that remains uncured following thirty (30) days written notice and opportunity to cure. Either party may unilaterally extend this LOI for an additional sixty (60) day period upon written notice to the other party. Upon expiration or earlier termination of this LOI, the confidentiality, non-compete, and other survival provisions specifically identified herein shall remain in full force and effect in accordance with their respective terms.

13. GOVERNING LAW

This LOI shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles.

14. MISCELLANEOUS PROVISIONS AND ADDITIONAL TERMS

14.1 Good Faith Performance and Commercial Reasonableness

The parties covenant and agree to negotiate all definitive agreements in good faith, to use commercially reasonable efforts and best business practices to consummate the contemplated transaction in accordance with the terms set forth herein, and to cooperate fully in obtaining all necessary approvals, permits, financing, and other requirements for successful completion of the Project development and operations.

14.2 Costs, Expenses, and Professional Fees

Each party shall bear and be solely responsible for its own respective costs, expenses, professional fees, and out-of-pocket expenditures incurred in connection with the negotiation, preparation, execution, and implementation of this LOI and the contemplated transaction, including but not limited to legal fees, accounting fees, consulting fees, due diligence costs, and other professional service expenses, except as otherwise specifically provided herein or in the definitive agreements.

14.3 Amendment, Modification, and Waiver

This LOI may only be amended, modified, supplemented, or waived by a written instrument executed and delivered by both parties hereto. No oral agreements, understandings, or modifications shall be effective or binding upon either party. Any waiver of any provision hereof must be in writing and shall not constitute a waiver of any other provision or any subsequent breach of the same or any other provision.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Letter of Intent as of the date first written above.

OFA GROUP

By:	/s/ Li Hsien Wong

Name:	Li Hsien Wong

Title:	Chief Executive Officer

Date:	8/19/2025

NEXT INVESTMENTS LLC

By:	/s/ Ta Siu

Name:	Ta Siu, Ph.D.

Title:	CEO

Date:	8/16/2025